File No. 812-15195

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

COMMONWEALTH CREDIT PARTNERS BDC I, INC., COMMONWEALTH CREDIT ADVISORS LLC, COMVEST CAPITAL ADVISORS, LLC, COMVEST CREDIT ADVISORS, LLC, COMVEST SG ADVISORS, LLC, COMVEST CAPITAL IV, L.P., COMVEST CAPITAL IV (LUXEMBOURG) MASTER FUND, SCSP, COMVEST CREDIT PARTNERS V, L.P., COMVEST CREDIT PARTNERS V (LUXEMBOURG) MASTER FUND, SCSP, COMVEST CREDIT PARTNERS V (DELAWARE) MASTER FUND, L.P., COMVEST STRATEGIC GROWTH FUND, L.P., COMVEST SPECIAL OPPORTUNITIES FUND, L.P., CVC CALIFORNIA IV, LLC, CCP CALIFORNIA V, LLC, COMVEST CREDIT PARTNERS VI, L.P., COMVEST CREDIT PARTNERS VI (LUXEMBOURG) MASTER FUND SCSP SICAV RAIF, CCP VI HC SPV, LLC, CCP CALIFORNIA VI, LLC, COMVEST CREDIT PARTNERS SELECTCO-INVESTFUND V, L.P., COMVEST CREDIT PARTNERS EVERGREEN FUND, L.P., COMVEST STRUCTURED NOTE ISSUER I LLC, CCP CALIFORNIA STRUCTURED NOTE ISSUER I LLC, COMVEST CREDIT PARTNERS (M) 2023, L.P., COMVEST CREDIT MANAGERS, LLC, AMG COMVEST SENIOR LENDING FUND

360 S. Rosemary Avenue, Suite 1700

West Palm Beach, FL 33401

All Communications, Notices and Orders to:

Michael Altschuler, Esq.

Commonwealth Credit Advisors LLC

360 S. Rosemary Avenue, Suite 1700

West Palm Beach, FL 33401

(561) 727-2100

Copies to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Telephone: (212) 698-3500

August 29, 2024

Notice

Notice is hereby given that, on August 16, 2023, an application for an order to amend a prior order for exemptive relief under the Investment Company Act of 1940, as amended, was submitted in error under File No. 812-15195, with accession number 0001193125-23-214071, as filing type 40-APP/A. A new application for an order to amend a prior order for exemptive relief under the Investment Company Act of 1940, as amended, was filed on August 29, 2024, File No. 812-15622, as filing type 40-APP.